UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Ad Hoc Notice

August 19, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces that the Company’s Management Board plans to propose to the MTS Board of Directors (“the Board” or “Board”) the separation of certain MTS infrastructure assets into two 100% wholly-owned legal entities.

The proposal is being presented as part of a strategic update during the Company’s conference call on August 19, 2021 at 18:00 Moscow time (11:00 a.m. EDT) following the disclosure of the Company’s Q2 2021 financial & operating results (prepared remarks and slides provided below).

In particular, management intends to recommend to the Board to consider the strategic initiative of separation of the Company’s passive infrastructure (towers) into one entity, while also separating a significant share of the Company’s active network and digital infrastructure (fixed-line, data center, and cloud computing) into a second entity for follow-on integration into the Company’s wholly-owned subsidiary MTS Web Services JSC (“MWS”). At the same time, under the proposal the Company’s spectrum licenses and related telecom operator business, subscribers, and customers will remain with MTS.

If approved by the Board, the separation could be recommended for subsequent shareholder approval, potentially at the previously scheduled Extraordinary General Meeting of Shareholders (the “EGM”) to be held on September 30, 2021. In such a case, additional materials concerning the items to be voted on at the EGM will be published no later than one month in advance (by August 30, 2021) on MTS’s Shareholder Meetings webpage at:

http://ir.mts.ru/about-mts/corporate-governance/shareholders-meeting/

Prepared Remarks for President & CEO Vyacheslav Nikolaev Regarding Proposed Reorganization:

Over the past several months, the MTS management team has conducted a comprehensive review of the company. We’ve taken a deep dive into each of our businesses as well as looked closely at market perception of valuation multiples in different sectors. We’ve reached the conclusion that many of our businesses are not appropriately valued by the market.

We are taking several steps to address that. First and foremost is improving the way we run the company by ensuring each business has not only a fit-for-purpose business model but also the right management structure and level of market visibility. In terms of org structure, on the one hand our consumer-facing ecosystem verticals — Fintech, Media, and Retail — are already relatively clearly defined. On the other hand, we have extensive infrastructure assets that remain fully embedded within MTS.

Therefore — and in consultation with the Board of Directors — the MTS management has initiated a restructuring process whereby it will propose to the Board the separation of our tower and certain digital infrastructure assets into distinct, wholly-owned legal entities. We are targeting legal separation of both tower and network assets to be completed by early 2022, subject to Board approval and subsequent approval at a general meeting of shareholders.

We firmly believe this change will help further improve business execution by delegating decision-making authority and enhancing management accountability. Moreover, formalizing cross-business relationships may help us improve how we measure ecosystem synergies and benchmark intragroup services against the market — plus improve efficiency by sharpening the focus of each leadership team.

Over the longer term, these steps also have the potential to unlock significant value for shareholders. Ultimately, we see that multiple MTS businesses are reaching sufficient scale to directly enter the capital markets. Given MTS Bank’s growth trajectory and successful track record, Fintech could be one of the first candidates for consideration.

A few more words on infrastructure. On the passive side, we believe the market has been getting closer to parity in terms of scale of coverage, and there are signals it may be moving toward consolidation. In this environment, we think it makes sense to be opportunistic regarding our Tower assets.

On the active side, the proposed infrastructure separation would combine together our fixed-line, data center, and cloud assets into a 100% wholly-owned entity — MTS Web Services.

We think this approach has multiple potential benefits. First, in the context of the future development of edge-cloud solutions, a standalone business that combines extensive network infrastructure with advanced cloud data capabilities could occupy an exceptionally advantageous market position. Second, speeding up our time-to-market in developing cloud-based solutions. Third, incentivizing management to pursue external growth opportunities. Fourth, driving cost optimization through more efficient infrastructure management. And fifth, creating a pure-play, standalone provider of infrastructure services — with long-term optionality for value crystallization.

If approved by our Board and shareholders, we would target MWS to begin business operations in early 2022. At the same time, the Company’s spectrum licenses and overall traditional telecom business — including subscriber and customer relationships — will remain with MTS. Ultimately, we believe MTS Web Services can become Russia’s leading private provider of next-generation cloud and network solutions.

I also want to be clear that at this stage this is a management proposal. All of these plans are subject to Board and shareholder approval.

Moreover, from the customer point of view nothing would change. MTS will remain the core client-facing service provider. Looking ahead, our digital ecosystem remains our key strategic focus as we seek to drive overall customer lifetime value.

Corresponding Slides:

* * *

Some of the information above may contain projections or other forward-looking statements regarding future events, including our strategic priorities, recently announced restructuring initiative, which is subject to approval by our Board and shareholders, and the initiative’s potential benefits, or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: August 19, 2021